Suite 1700  - 1140 West Pender Street                        Dale Matheson Carr-
Vancouver, BC                                                Hilton LaBonte
V6E 4G1                                                      Chartered
Phone: 604-687-4747                                          Accountants
Fax: 604-687-4216

FAX
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To:                                                  From:
         Dana Hartz,                                       Peter J Donaldson, CA
         US Securities and Exchange Commission
--------------------------------------------------------------------------------
Fax:     202 942 9533                                Date:    February 8, 2005
--------------------------------------------------------------------------------
Phone:   202 942 2976                                Pages:
--------------------------------------------------------------------------------
Re:      China Health Holdings Inc.                  CC:
--------------------------------------------------------------------------------

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Fax

 Urgent    For Review        Please Comment     Please Reply     Please Recycle

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oComments:

Ms Hartz:

At the request of our client, China Health Holdings Inc., and further to our conversation this morning, we confirm the following:

The  Company has marked each page of the  financial  statements  "Restated - See
Note 13".

The Company has included Loss on Settlement of Debts and Issuance of Shares under operating expenses.

The Company has reallocated in the nine month period ended September 30, 2004 $20,000 from Loss on Settlement of Debt and Issuance of Shares to Consulting Fees in the Statement of Operations

The Company has added additional disclosure to Note 13 reflecting and explaining changes to the Statement of Stockholders' Equity resulting from the fair value restatement matter.

We will issue and updated consent letter in connection with the filing the next amended SB2

We attach the revised financial statements reflecting the changes described above.

Please do not hesitate to contact me should you have any questions concerning the attached.



Thank you

"Peter J Donaldson, CA"



Dale Matheson Carr-Hilton labonte

   Chartered Accountants

Per: Peter J Donaldson, CA

cc China Health Holdings Inc.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)

                          (a development stage company)

                              FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                         SEPTEMBER 30, 2004 (UNAUDITED)

                           DECEMBER 31, 2003 AND 2002

















    AUDITORS' REPORT

    BALANCE SHEETS

    STATEMENTS OF OPERATIONS

    STATEMENT OF STOCKHOLDERS' EQUITY

    STATEMENTS OF CASH FLOWS

    NOTES TO FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors of China Health Holding Inc. (formerly A E & E Pharma Corporation):

We have audited the balance sheets of China Health Holding Inc. (a development stage company) as at December 31, 2003 and December 31, 2002, and the statements of operations, stockholders' equity and cash flows for the year ended December 31, 2003 and for the period from April 3, 2002 (inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 13 to the aforementioned financial statements, the accompanying financial statements as at December 31, 2003 and for the year then ended have been restated to reflect (i) an adjustment of the estimated fair value at which certain common stock transactions have been recorded and (ii) an adjustment to the date at which certain common stock transactions were recognized. These restatements resulted in a decrease in stockholders' equity of $8,381, an increase in current liabilities of $8,381, an increase in net loss of $47,733 and an increase in the net loss per share of $.01.

In our opinion, these financial statements, revised as described in Note 13, present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows and the changes in stockholders' equity for the year ended December 31, 2003, and for the period from April 3, 2002 (inception) to December 31, 2002 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company has a working capital deficiency, a capital deficiency, has incurred significant losses since inception and further losses are anticipated in the development of its products raising substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                               DALE MATHESON CARR-HILTON LABONTE
                                                           CHARTERED ACCOUNTANTS
Vancouver, B.C.
November 10, 2004, except as to Note 13 which is as of January 31, 2005

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                                 BALANCE SHEETS
                           (AS RESTATED - SEE NOTE 13)


                                                                                        Sept 30,          Dec. 31,      Dec. 31,
                                                                                         2004              2003           2002
                                                                                           $                  $             $
                                                                                      (unaudited)
                                                                                    --------------     -------------- --------------
                                     ASSETS

CURRENT ASSETS
    Cash                                                                                    21,623                282           141
    Prepaid expenses (Note 6 and 7)                                                        426,585                772           634
                                                                                    ---------------     -------------- -------------
                                                                                           448,208              1,054           775

FIXED ASSETS (Note 4), net of amortization                                                   5,268              2,294             -

INTANGIBLES ASSETS (Note 3)                                                                      1                  -             -

                                                                                    ---------------     -------------- -------------
                                                                                           453,477              3,348           775
                                                                                    ===============     ============== =============

                                   LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                                                 3,160             14,677         2,210
     Due to shareholders (Note 5)                                                          327,127             85,725        11,006
                                                                                    ---------------     -------------- -------------
                                                                                           330,287            100,402        13,216
                                                                                    ---------------     -------------- -------------


                            STOCKHOLDERS' DEFICIENCY

STOCKHOLDERS' EQUITY (Note 6)
       Common stock, $0.001 par value, 55,000,000 shares authorized 35,452,700
          (2003 - 29,165,000; 2002 - 22,895,000) shares
          issued and outstanding                                                            35,453             29,165        22,895
       Preferred stock, $0.001 par value, 20,000,000 shares authorized,
          Nil shares issued and outstanding                                                      -                  -             -
       Additional paid-in capital                                                        1,977,140            105,185        35,805
       Deficit accumulated during the development stage                                 (1,875,363)          (221,346)      (71,673)
       Accumulated other comprehensive (loss) income                                       (14,040)           (10,058)          532
                                                                                    ---------------     -------------- -------------
                                                                                           123,190            (97,054)      (12,441)
                                                                                    ---------------     -------------- -------------

                                                                                           453,477              3,348           775
                                                                                    ===============     ============== =============

GOING CONCERN (Note 2(a))
COMMITMENTS (Note 9)


    The accompanying notes are an integral part of these financial statements

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                            STATEMENTS OF OPERATIONS
                           (AS RESTATED - SEE NOTE 13)


                                                                    Nine months                       April 3, 2002    April 3, 2002
                                                                       ended          ear ended       (inception) to  (inception) to
                                                                  Sept 30, 2004     Dec. 31, 2003     Dec. 31, 2002    Sept 30, 2004
                                                                        $                 $                  $              $
                                                                    (unaudited)                                         unaudited
                                                                  --------------    --------------     -------------- --------------

PRODUCT SALES                                                              6,495                 -                  -          6,495
                                                                  --------------    --------------     -------------- --------------

EXPENSES
       Advertising and promotion                                          13,559            17,126             11,916         42,601
       Amortization                                                          652               129                  -            781
       Consulting fees (Note 6 and 7)                                    332,265             6,836                  -        339,101
       Interest and bank charges (Note 8)                                 12,891             5,840                303         19,034
       Loss on settlement of debts and issuance of
       shares                                                             29,297            41,108                  -         70,405
       (Notes 7 and 12)
       Management fees (Note 6)                                          647,500            60,000             45,000        752,500
       Office                                                              6,960             2,156              2,817         11,933
       Professional fees (Note 6)                                        232,234             1,428              5,410        239,072
       Rent                                                               12,172            12,359              4,727         29,258
       Research and development (Note 3)                                 366,306                 -                  -        366,306
       Travel                                                              5,315               161                200          5,676
       Vehicle                                                             1,361             2,530              1,300          5,191
                                                                  --------------    --------------     -------------- --------------
                                                                       1,660,512           149,673             71,673      1,881,858
                                                                  --------------    --------------     -------------- --------------



NET LOSS FOR THE PERIOD                                                1,654,017           149,673             71,673      1,875,363
                                                                  ==============    ==============     ============== ==============

BASIC NET LOSS PER SHARE                                          $         0.05    $         0.01     $         0.06
                                                                  ==============    ==============     ============== ==============

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING                                                           32,169,841        23,621,384          1,293,890
                                                                  ==============    ==============     ============== ==============

    The accompanying notes are an integral part of these financial statements

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                           (AS RESTATED - SEE NOTE 13)
       FOR THE PERIOD FROM APRIL 3, 2002 (INCEPTION) TO SEPTEMBER 30, 2004

                                                                                           Deficit
                                                          Common Stock                   Accumulated     Accumulated
                                                                           Additional      During            Other
                                                                           Paid in      Development    Comprehensive
                                             Number of       Amount        Capital        Stage         Income(loss)      Total
                                              shares            $           $             $                 $               $

                                         --------------  -------------- ------------  -------------- -------------   -------------
Issued for cash at average of
$0.0026 per share                            22,895,000          22,895       35,805              -              -         58,700

Net loss for the period                               -               -            -        (71,673)             -        (71,673)

Currency translation adjustment                       -               -            -              -            532            532

                                         --------------  -------------- ------------  -------------- -------------   -------------
Balance, December 31, 2002                   22,895,000          22,895       35,805        (71,673)           532        (12,441)

Issued for cash at an average of
 $0.013 per share                             2,530,000           2,530       29,770              -              -         32,300
Issued for debt at an average of
$0.01 per share                               3,650,000           3,650       32,850              -              -         36,500
Issued for consulting services at
an average of $0.076 per share                   90,000              90        6,760              -              -          6,850
Net loss for the year                                 -               -            -       (149,673)             -       (149,673)
Currency translation adjustment                       -               -            -              -        (10,590)       (10,590)

                                         --------------  -------------- ------------  -------------- -------------   -------------

Balance, December 31, 2003                   29,165,000          29,165      105,185       (221,346)       (10,058)       (97,054)

Issued for cash at an average of
 $0.09 per share                              1,336,700           1,337      124,484              -              -        125,821
Issued for debt at $0.06 per share              310,000             310       18,490              -              -         18,800
Issued for consulting, professional
 and other services
at an average of $0.25 per share              2,091,000           2,091      512,724              -              -        514,815
Issued for intellectual property (Note 3)     2,200,000           2,200      189,107              -              -        191,307
Exercise of options at $0.10 per share          350,000             350       34,650              -              -         35,000
Stock-based compensation                              -               -      992,500              -              -        992,500
Net loss for the period (unaudited)                   -               -            -     (1,654,017)             -     (1,654,017)
Currency translation adjustment                       -               -            -              -         (3,982)        (3,982)

                                         --------------  -------------- ------------  -------------- -------------   -------------

Balance, September 30, 2004 (unaudited)      35,452,700          35,453    1,977,140     (1,875,363)       (14,040)       123,190
                                         ==============  ============== ============  ============== =============   =============

    The accompanying notes are an integral part of these financial statements

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                            STATEMENTS OF CASH FLOWS
                           (AS RESTATED - SEE NOTE 13)


                                                                                                     April 3, 2002    April 3, 2002
                                                               Nine months ended     Year ended     (inception ) to   (Inception) to
                                                                 Sept 30, 2004      Dec. 31, 2003    Dec. 31, 2002    Sept 30, 2004
                                                                      $                   $                  $              $
                                                                                                                        (unaudited)
                                                                  (unaudited)
                                                                  --------------    --------------     -------------- --------------

OPERATING ACTIVITIES
       Net loss                                                      (1,654,017)         (149,673)           (71,673)    (1,875,363)
       Items not affecting cash
          Loss on settlement of debts and
            issuance of shares                                           29,297            41,108                  -         70,405
          Depreciation                                                      652               129                  -            781
          Non cash expenses                                             618,746             6,850                  -        625,596
          Stock-based compensation                                      851,875                 -                  -        851,875
          Accrued interest                                                8,491                 -                  -          8,491
                                                                  --------------    --------------     -------------- --------------
                                                                       (144,956)         (101,586)           (71,673)      (318,215)

       Changes in non-cash working capital
          Prepaid expenses                                                 (813)             (138)              (634)        (1,585)
          Accounts payable                                               (3,136)           12,467              2,210         11,541
                                                                  --------------    --------------     -------------- --------------
                                                                       (148,905)          (89,257)           (70,097)      (308,259)
                                                                  --------------    --------------     -------------- --------------


INVESTING ACTIVITIES
       Purchase of fixed assets                                          (3,626)           (2,423)                 -         (6,049)
                                                                  --------------    --------------     -------------- --------------
                                                                         (3,626)           (2,423)                 -         (6,049)
                                                                  --------------    --------------     -------------- --------------

FINANCING ACTIVITIES
       Issuance of common stock                                         119,944            13,692             58,700        192,336
       Advances from shareholders                                        57,910            88,719             11,006        157,635
                                                                  --------------    --------------     -------------- --------------
                                                                        177,854           102,411             69,706        349,971
                                                                  --------------    --------------     -------------- --------------
EFFECT OF EXCHANGE RATE CHANGES                                          (3,982)          (10,590)               532        (14,040)
                                                                  --------------    --------------     -------------- --------------

INCREASE IN CASH                                                         21,341               141                141         21,623

CASH, BEGINNING OF PERIOD                                                   282               141                  -              -

                                                                  --------------    --------------     -------------- --------------
CASH, END OF PERIOD                                                      21,623               282                141         21,623
                                                                  ==============    ==============     ============== ==============



SUPPLEMENTARY NON-CASH INFORMATION (Note 7)


    The accompanying notes are an integral part of these financial statements

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002




1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION


     China Health Holding Inc. (the "Company") is a private Nevada company incorporated on April 3, 2002 as A E&E Pharma Corporation. The Company changed its name to China Health Holding Inc. on May 25, 2004. The Company is a development stage company that was formed to market and distribute proprietary natural medicinal products. The Company's product line includes King of Herbs-based products and a line of natural multi-vitamins and supplements. All of the Company's products are based on traditional Chinese medicine and the principals of Taoism (see Note 3).



2.   SIGNIFICANT ACCOUNTING POLICIES


     a)   Basis of presentation

     These financial statements have been presented in U.S. dollars and prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The Company's year end is December 31.

     The financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses since inception and further losses are anticipated in the development of its products raising substantial doubt as to the Company's ability to continue as a going concern.

     The Company will depend almost exclusively on outside capital to complete the development and marketing of its intellectual property. Such outside capital will include the sale of additional stock and may include commercial borrowing. There can be no assurance that capital will be available as necessary to meet these development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

     Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability. Accordingly, these factors raise substantial doubt about the Company's ability to continue as a going concern.

     b)   Use of estimates and assumptions

     Preparation of the Company's financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



2.   SIGNIFICANT ACCOUNTING POLICIES - CONT'D


     c)   Prepaid expenses

     The Company records as prepaid expenses amounts paid in advance for which the associated expense will be incurred in a subsequent period.


     d)   Fixed assets

     Fixed assets are stated at cost. Depreciation is computed at the following rates over the estimated useful lives of the assets:

                 Computer - 30% declining balance
                 Furniture and fixtures - 20% declining balance

     e)   Intangible assets

     The Company has adopted the provision of the Statement of Financial Accounting Standards No. 142 ("SFAS No.142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually or whenever events or circumstances indicate that the estimated fair value is less than the related carrying value as determined on a reporting unit basis. The determination of any impairment would include a comparison of estimated future operating cash flows anticipated during the remaining life with the net carrying value of the asset as well as a comparison of the fair value to book value of the Company. As at September 30, 2004 management has determined that the Company's intangible assets, being the proprietary rights and formulas described in Note 3, have indefinite lives and as such are not subject to amortization and further that no impairment of these intangible assets has occurred.

     Costs incurred in connection with the licence agreements entered into as described in Note 9 will be amortized on a straight-line basis over the term of the underlying licence agreements and will also be tested for impairment annually in accordance with SFAS 144, "Accounting for the Impairment on Disposal of Long-Lived Assets" (SFAS No.144). The determination of any impairment would include a comparison of estimated future operating cash flows anticipated during the remaining life with the net carrying value of the asset.

     f)   Revenue Recognition

     The Company's revenue is primarily derived from the sale of herbal medicinal products and natural food supplements. The Company records revenue when the amount is fixed or determinable, delivery has occurred or services have been performed and both title and risk of loss have transferred to the customer, and when collection is reasonably assured.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



2.   SIGNIFICANT ACCOUNTING POLICIES - CONT'D


     g)   Fair value of financial instruments

     In accordance with the requirements of SFAS No.107, the Company has determined the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash, prepaid expenses, loans and accounts payable and due to related parties, approximate carrying value due to the short-term maturity of the instruments.

     h)   Foreign currency translation

     The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No.52, "Foreign Currency Translation" (SFAS No.52), foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

     i)   Income taxes

     The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At September 30, 2004 full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

     j)   Net loss per common share

     Basic earnings (loss) per share includes no dilution and is computed by dividing income availafble to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings
     (loss) per share reflect the potential dilution of securities that could share in the earnings of the Company. The accompanying presentation is only of basic loss per share as the potentially dilutive factors are anti-dilutive to basic loss per share.

     k)   Stock-based compensation

     In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the year ended December 31, 2002.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



2.   SIGNIFICANT ACCOUNTING POLICIES - CONT'D


     k)   Stock-based compensation - cont'd

     The Company has elected to continue to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No.25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. In addition, in accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past service and pro-rata for future service over the option-vesting period.

     In accordance with SFAS No. 123, the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants.

     The Company accounts for equity instruments in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services" ("EITF 96-18"). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

     l)   Recent accounting pronouncements

     In June, 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." Such standard requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS No.146 nullifies EITF Issue No.94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under SFAS No.146, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No.94-3 a liability was recognized at the time of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 did not have a material effect on the Company's financial position or results of operations.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



2.   SIGNIFICANT ACCOUNTING POLICIES - CONT'D


     l)   Recent accounting pronouncements - cont'd

     In April 2003, the Financial Accounting Standards Board issued SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No.149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No.149 did not have a material effect on the Company's financial position or results of operations.

     In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Generally, a financial instrument, whether in the form of shares of otherwise, that is mandatory redeemable, i.e. that embodies an unconditional obligation requiring the issuer to redeem it by transferring its shares or assets at a specified or determinable date (or dates) or upon an event that is certain to occur, must be classified as a liability (or asset in some circumstances). In some cases, a financial instrument that is conditionally redeemable may also be subject to the same treatment. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative (as defined) in its entity. For public entities, this Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No.150 did not affect the Company's financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No.45, "Guarantor's Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No.5, 57 and 107 and rescission of FASB Interpretation No.34, Disclosure of Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements for a guarantor's accounting for, and disclosure of, certain guarantees issued and outstanding. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No.34, which is being superseded. The adoption of FIN 45 did not affect the Company's financial position or results of operations.

     In January 2003, the FASB issued FASB Interpretation No.46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletins ("ARB") No.51, Consolidated Financial Statements ("FIN 46"). FIN 46 applies immediately to variable interest entitles created after January 31, 2003, and in the first interim period beginning after June 15, 2003 for variable interest entities created prior to January 31, 2003. The interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. The adoption of FIN 46 did not affect the Company's financial position or results of operations.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



3.   ASSET PURCHASE AGREEMENT


     Pursuant to an agreement dated May 1, 2004, the Company acquired from the Company's President and a significant shareholder proprietary rights and formulas to the 26 natural herbal medicinal products that comprise the King of Herbs and Taoist Medicine product lines. In exchange for the proprietary rights and formulas to these products, the Company agreed to pay total consideration as follows:

             -  2,200,000 common shares at a fair value
                of $0.087 per share                                 $191,307
             -  Due to shareholders (Note 5)                         175,000
                                                                   ---------

                                                                    $366,307

     In addition, the Company agreed to pay the vendors a combined total royalty equal to 5% of annual gross sales of the products until May 1, 2009.

     For accounting purposes, the Company has recorded the cost of acquiring the proprietary rights and formulas as intangible assets at the related party vendor's carrying value of $1. The excess of the purchase price over the carrying value of the intangible assets totalling $366,306 has been expensed as incurred during the period as research and development costs.



4.       FIXED ASSETS


                                                                                      Sept 30,          Dec.31,          Dec.31,
                                                                                       2004              2003              2002
                                                                                        $                  $                 $
                                                                                     (unaudited)
                                                                                    --------------     -------------- --------------

           Computer
                                                                                            5,678              2,423              -
           Furniture and Fixtures
                                                                                              371                  -              -
                                                                                    --------------     -------------- --------------
                                                                                                               2,423              -
                                                                                            6,049

           Less:  accumulated depreciation                                                   (781)              (129)             -
                                                                                    --------------     -------------- --------------

                                                                                            5,268              2,294              -
                                                                                    ==============     ============== ==============

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



5.   DUE TO SHAREHOLDERS


     The amount due to shareholders bears interest at 10% per annum, is unsecured and has no specific terms of repayment (Note 8).



6.   CAPITAL STOCK


     The authorized capital of the Company consists of 55,000,000 voting common shares with $0.001 par value and 20,000,000 voting preferred shares with $0.001 par value.

     The Company has issued stock option as follows:



                                                                                                               Weighted  Average
                                                                       Number of        Weighted Average            Remaining
                                                                       Options          Exercise price          Contractual Life

         Balance December 31, 2003                                            -                       -                       -

         Issued during the period                                     6,350,000                    0.09                       -
         Exercised during the period                                  ( 350,000)                   0.10                       -
                                                              ------------------  ---------------------  -----------------------

         Balance, September 30, 2004                                  6,000,000                    0.09               3.5 years
                                                              ==================  =====================  =======================


     Details concerning stock options granted in 2004 are provided below:

     a) the Company granted 3,300,000 stock options to the Company's President with exercise prices of ranging from $0.10 to $0.05 subject to immediate vesting. The intrinsic value of these options at the date of grant was $535,000 and was recorded as management fees and is in respect of services provided to the Company by the President from inception on April 3, 2002 to September 30, 2004.

     b) the Company granted 2,050,000 stock options to consultants, directors and officers with an exercise price of $0.10 subject to immediate vesting. The intrinsic value of these options at the date of grant was $307,500 of which $255,000 was recorded as consulting fees and $52,500 was recorded as management fees.

     c) the Company granted 1,000,000 stock options to a consultant with an exercise price of $0.10 per share subject to immediate vesting. These options were granted in respect of a contract that required services to be performed over a two year term. The intrinsic value of these options at the date of grant was $150,000 of which $9,375 was recorded as a consulting fee and $140,625 was recorded as a prepaid expense.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002




6.   CAPITAL STOCK - CONT'D


     In connection with the granting of the above options, the Company expensed the fair value of the options which was limited to their intrinsic value. The Company determined that there was no additional fair value resulting from application of the fair value method using the Black Scholes option pricing model as there was no established market for trading in the Company's shares and, as such, the volatility factor was 0%. Accordingly, with respect to options granted to employees, officers and directors, no additional pro-forma fair value information has been provided.

     The Company has issued share purchase warrants as follows:

                                             Number of         Weighted Average
                                              Warrants           Exercise Price

         Balance, April 3, 2002                      -                $    -

         Issued during the period (i)           15,000                  0.75
                                             ---------             ---------

         Balance, December 31, 2002             15,000                  0.75

         Issued during the year (ii)           100,000                  0.11
                                             ---------             ---------

         Balance, December 31, 2003            115,000                  0.19

         Issued during the period (iii)        204,000                  0.75
                                             ---------             ---------

         Balance, September 30, 2004           319,000                 $0.55
                                             =========             =========


     i) During 2002, the Company issued 15,000 units at $0.10 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for $0.75 and must be exercised within six months of the date the Company's shares commence trading on a United States Stock exchange.

     ii) During 2003, the Company issued 100,000 units at $0.08 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for $0.11 and must be exercised within six months of the date the Company's shares commence trading on a United States Stock exchange.

     iii) During 2004, the Company issued 204,000 units at $0.25 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for $0.75 and must be exercised within six months of the date the Company's shares commence trading on a United States Stock exchange.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



7.   SUPPLEMENTARY NON-CASH INFORMATION



     The Company entered into the following non-cash transactions:

     a. During 2004, the Company issued 2,200,000 common shares with a fair value of $0.087 per share and a $175,000 promissory note payable as consideration for the purchase of intangible assets and research and development services (see Note 3). As at September 30, 2004, notes payable included accrued interest expense of $5,832.

     b. During 2004, the Company issued 1,000,000 common shares with a fair value of $0.25 per share pursuant to a two-year services agreement. For the nine month period ended September 30, 2004, $15,625 was recorded as consulting fees and $234,375 was recorded as prepaid expenses.

     c. During 2004, the Company issued 1,000,000 common shares with a fair value of $0.25 per share for current and future legal services. For the nine month period ended September 30, 2004, $200,000 was recorded as professional fees and $50,000 was recorded as prepaid expenses.

     d. During 2004, the Company issued 91,000 common shares with fair values ranging from $0.001 to $0.25 for a total value of $14,815 to pay for consulting services.

     e. During 2004, the Company issued 310,000 common shares with a fair value of $18,800 to settle debt with a face value of $10,380. The difference between the face value of the amount payable and the total fair value of the shares issued, which amounted to $8,420, was recorded as loss on debt settlement and issuance of shares.

     f. During 2004, the Company issued 1,336,700 common shares with a fair value of $125,821 for total cash consideration of $84,944. The difference between the cash received and the total fair value of the shares issued amounted to $40,877, of which $20,877 was recorded as loss on debt settlement and issuance of shares, and $20,000 was recorded as consulting fees.

     g. During 2003, the Company issued 90,000 common shares with fair values ranging from $0.08 to $0.01 as payment for consulting services of $6,850.

     h. During 2003, the Company issued 3,650,000 common shares with a fair value of $36,500 to settle debt with a face value of $14,000. The difference between the face value of the amount payable and the total fair value of the shares issued, which amounted to $22,500, was recorded as loss on debt settlement and issuance of shares.

     i. During 2003, the Company issued 2,530,000 common shares with a fair value of $32,300 for total cash consideration of $13,692. The difference between the cash received and the total fair value of the shares issued, which amounted to $18,608, was recorded as loss on debt settlement and issuance of shares.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



8.   RELATED PARTY TRANSACTIONS


     The Company has entered into the following related party transactions:

     a) Paid management fees to directors and shareholders totalling $60,000 for the period ended September 30, 2004 (December 31, 2003 - $60,000 and December 31, 2002 - $45,000);

     b) Paid interest expense to directors and shareholders totalling $12,375 for the period ended September 30, 2004 (December 31, 2003 - $2,069, December 31, 2002 - $Nil) all payable to shareholders of the Company;

     c) Acquired intellectual property and paid research and development costs to directors and shareholders with a total cost of $366,307 (see Note
          3).



9.   COMMITMENTS


     Pursuant to various management and consulting contracts the Company has committed to pay fees and grant common stock options as follows:

     - pay a monthly management fee of $8,000 to the Company's President from April 1, 2004 to April 30, 2009.
     - pay a monthly consulting fee of $1,000 to a shareholder of the Company up to November 1, 2004

     On March 9, 2004, the Company entered into a licensing agreement with Hotway Nutraceuticals Canada Co., Ltd. ("Hotway"), a British Columbia company. Under this agreement Hotway has granted the Company exclusive licenses to 19 cordyceps products for a term of twenty years in the following countries: United States, Canada, Argentina, Brazil, Columbia, Chile, Uruguay, Paraguay, England, France, Germany, Italy, Spain, Holland, Poland, Switzerland, Sweden, Australia, Monaco, Norway, Denmark, Austria, Ireland, Israel, Kuwait, Iran, Hong Kong, Japan, Malaise, Singapore, India, Indonesia and the People's Republic of China. The licensing agreement grants the Company (a) the exclusive license to utilize 19 neutraceutical products and their raw materials in the above-listed territories; (b) the exclusive rights to register the Trademarks/Trade Names of the products under the Company's name in each of the above-listed territories; (c) the exclusive license to use, replicate, copy, modify, adopt and manufacture the products for the purpose of developing derivative products by modifying, refining, upgrading, or improving the licensed property; and (d) the exclusive rights to the licensed products' ingredients. In addition, Hotway granted the Company a right of first refusal to acquire any new products developed by Hotway after January 9, 2004. In consideration for rights granted under the licensing agreement, the Company agreed to pay Hotway $10,000 for each country listed above, for a total of $330,000. The payments must be paid to Hotway by March 9, 2005. The Company also agreed to: (a) sell a minimum of 2,000 bottles/60 capsules of the licensed products within 6-12 months after March 9, 2004; (b) manage marketing programs for the licensed products within 3-6 months after March 9, 2004;
     (c) maintain sales of a minimum of 6,000 bottles/60 capsules annually for each above-listed country within 6-12 months after March 9, 2004; and (d) sell a minimum of 200kg/month of raw materials in Canada within 6-12 months after March 9, 2004.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



9.   COMMITMENTS - CONT'D


     On March 9, 2004, the Company entered into a licensing agreement with Hotway, by which grants the Company exclusive licenses to De-Daibe and Depressor Herbs neutraceutical products for a term of twenty years in the following countries: United States, Canada, Argentina, Brazil, Columbia, Chile, Uruguay, Paraguay, England, France, Germany, Italy, Spain, Holland, Poland, Switzerland, Sweden, Australia, Monaco, Norway, Denmark, Austria, Ireland, Israel, Kuwait, Iran, Hong Kong, Japan, Malaise, Singapore, India, Indonesia and the People's Republic of China. This licensing agreement grants the Company (a) the exclusive license to utilize the De-Daibe and Depressor Herbs neutraceutical products and their raw materials in the above-listed territories; (b) the exclusive rights to register the Trademarks/Trade Names of the products under the Company's name in each of the above-listed territories; (c) the exclusive license to use, replicate, copy, modify, adopt and manufacture the products for the purpose of developing derivative products by modifying, refining, upgrading, or improving the licensed property; and (d) the exclusive rights to the licensed products' ingredients. In addition, Hotway granted the Company a right of first refusal to acquire any new products developed by Hotway after March 9, 2004. In consideration for rights granted under this licensing agreement, the Company agreed to pay Hotway $10,000 for each country listed above, for a total of $330,000. The payments must be paid to Hotway by March 9, 2005. The Company also agreed to: (a) sell a minimum of 2,000 bottles/60 capsules of the licensed products within 6-12 months after March 9, 2004; (b) manage marketing programs for the licensed products within 3-6 months after March 9, 2004; (c) maintain sales of a minimum of 6,000 bottles/60 capsules annually for each above-listed country within 6-12 months after March 9, 2004; and (d) sell a minimum of 200kg/month of raw materials in Canada within 6-12 months after March 9, 2004.

     If the Company fails to meet any of the commitments described above these licensing agreements ("Exclusive Licensing Agreements") will terminate and all obligations under the agreements terminate. Upon expiration of the Exclusive Licensing agreements Hotway will own the rights to any modifications, upgrades or improvements made to the licensed products (See note 11 - Subsequent Events).



10.  INCOME TAXES


     The Company has net operating loss carry forwards for income taxes amounting to approximately $156,167 as at September 30, 2004 (December 31, 2003 - $174,000, December 31, 2002 - $72,000) which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilized, commencing in 2008. Management believes that the realization of the benefits from these losses appears uncertain due to the Company's limited operating history and continuing losses. Accordingly, a full, deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



11.  SUBSEQUENT EVENTS


     Subsequent to the September 30, 2004 period end the Company executed the following stock transactions:

     a) In October and November 2004 granted a total of 1,150,000 stock options to officers and consultants with an exercise price of $0.20 per share.

     b) In October and November 2004 issued 125,000 common shares with prices ranging from $0.20 to $0.25 per share as compensation for consulting services provided to the Company.

     c) In November 2004 issued 760,000 common shares to settle the Company's commitment pursuant to the license agreement with Hotway.

     d) In October 2004 100,000 stock options were exercised for total proceeds of $20,000.

     e) In November 2004 50,000 stock options were exercised for total proceeds of $10,000.

     f) In November 2004 issued 20,000 units at $0.25 per unit for total cash proceeds of $5,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share for $0.75 for a one year period.

     g)   In November 2004 cancelled 400,000 stock options issued to an officer.


     On November 2, 2004, the Company entered into an agreement with Hotway to amend the Exclusive Licensing Agreements for the 19 Cordyceps products and the De-Daibe and Depressor Herbs products. The agreement amended the consideration that the Company owes to Hotway under the Exclusive Licensing Agreements as follows: (1) the Company shall issue to Hotway 760,000 shares of common stock; and (2) pay an aggregate of $100,000 to Hotway no later than 90 days after the Company's common stock has been approved for quotation on the OTC Bulletin Board. Other than this consideration, the Company is not required to make royalty or any other payments of any kind to Hotway in respect of the Exclusive Licensing agreements. In the event that the Company does not pay or issue this consideration to Hotway, then the Exclusive Licensing Agreements will terminate and all other obligations under the Exclusive Licensing Agreements will terminate. This amendment supercedes the previous consideration that the Company owed to Hotway under the Exclusive Licensing Agreements. The amendment also provides that the Company shall have the exclusive licensing rights on any future improvements to the products that are licensed to the Company under the Exclusive Licensing Agreements.

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



12.  LOSS ON SETTLEMENT OF DEBTS AND ISSUANCE OF SHARES


     In 2003 and the 2004 the company issued shares to settle outstanding debts. At the time of issuing these shares the fair value of the shares was greater than the face amount of the debt being settled. The difference between the fair value of these shares and the face value of the debt was recorded as a loss on settlement of debt which amounted to $22,500 in 2003 and $8,420 in 2004 (see Note 7).

     In 2003 and the 2004 the company issued shares for cash consideration when, at the time of issuing the shares, the fair value of the shares was greater than the cash consideration received. In 2003, the difference between the fair value of these shares and the cash consideration received which amounted to $18,608 was recorded as a loss on issuance of shares. In 2004 the difference amounted to $40,877 of which $20,877 was recorded as a loss on issuance of shares and $20,000 was recorded as consulting fees (see Note
     7).

     The total loss on settlement of debt and issuance of shares as reported in the statement of operations was $41,108 in 2003 and $29,297 in 2004.




13   RESTATEMENTS


     The financial statements as at September 30, 2004 (unaudited) and December 31, 2003 and for the nine months ended September 30, 2004 (unaudited); the year ended December 31, 2003 and the period from April 3, 2002 (inception) to September 30, 2004 (unaudited) have been restated to reflect the following adjustments:

     a) The recording of certain common stock issuances were adjusted to reflect the issuances to the revised estimated fair value of the shares at the time of issuances where the original issuance was at an agreed value which differed from estimated fair value.

     b) The timing of the recognition of common stock issued on settlement of debts was adjusted to correctly reflect 110,000 shares that were issued during the period ended September 30, 2004 (unaudited) rather than during the year ended December 31, 2003.

     These adjustments resulted in increases (decreases) in the financial statements for the periods as follows:

                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



13.  RESTATEMENTS - CONT'D



                          Adjustments to Balance Sheets

                                                    September 30, 2004 December 31, 2003

                                                        (unaudited)
                                                            $                   $
   ------------------------------------------------ ------------------- -------------------
   Total Assets                                                      -                   -
   ================================================ =================== ===================

   Total Current Liabilities                                         -               8,381
   ------------------------------------------------ ------------------- -------------------

     Common stock                                                    -                (110)
     Additional paid-in capital                                287,134              39,462
     Deficit accumulated during the
        development stage                                     (287,134)            (47,733)
   ------------------------------------------------ ------------------- -------------------

   Total Stockholders' Equity                                        -              (8,381)
   ------------------------------------------------ ------------------- -------------------

   Total Liabilities and Stockholders' Equity                        -                   -
   ================================================ =================== ===================



                     Adjustments to Statements of Operations


                                                       Nine months                          April 3, 2002
                                                       ended            Year ended        (inception) to
                                                  September 30, 2004  December 31, 2003   September 30, 2004
                                                    (unaudited)                              (unaudited)
                                                            $                  $                    $
 ------------------------------------------------ ------------------- ------------------- --------------------

   Consulting fees                                           20,997               6,625               27,622
   Research and development                                 189,107                   -              189,107
   Loss on settlement of debts
      and issuance of shares                                 29,297              41,108               70,405
 ------------------------------------------------ ------------------- ------------------- --------------------

 Net Loss for the Period                                    239,401              47,733              287,134
 ================================================ =================== =================== ====================

 Adjustment to Basic Net Loss Per Share                     $  0.01             $  0.00
 ================================================ =================== ===================


                            CHINA HEALTH HOLDING INC.
                       (formerly A E&E Pharma Corporation)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           (AS RESTATED - SEE NOTE 13)

                      NINE MONTHS ENDED SEPTEMBER 30, 2004

                     Years ended December 31, 2003 and 2002



13.  RESTATEMENTS - CONT'D



                              Adjustments to Statement of Stockholders' Equity

                                                      Common Stock            Additional         Total
                                                                                Paid in          Capital
                                                 Number of       Amount        Capital           Stock
                                                  Shares           $               $                $
---------------------------------------------- -------------- ------------- ---------------- ---------------

Shares issued for cash                                    -             -           18,607           18,607
Shares issued for debt                             (110,000)         (110)          14,230           14,120
Shares issued for consulting                              -             -            6,625            6,625
---------------------------------------------- -------------- ------------- ---------------- ---------------

Adjustment for the year ended
     December 31, 2003                             (110,000)         (110)          39,462           39,352
---------------------------------------------- -------------- ------------- ---------------- ---------------

Shares issued for cash                                    -             -           40,878           40,878
Shares issued for debt                              310,000           310           18,490           18,800
Shares issued for consulting                       (200,000)         (200)            (803)          (1,003)
Shares issued for intellectual property                   -             -          189,107          189,107
---------------------------------------------- -------------- ------------- ---------------- ---------------

Adjustment for the period ended
     September 30, 2004 (unaudited)                 110,000           110          247,672          247,782
---------------------------------------------- -------------- ------------- ---------------- ---------------

Cumulative adjustment to
     September 30, 2004 (unaudited)                       -             -          287,134          287,134
============================================== ============== ============= ================ ===============